UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*

                                 CELERITEK, INC.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2003
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index on Page 5
                                 Total Pages 16


CUSIP No. 150926103                             SCHEDULE 13D                                    Page 2 of 16

========= ===================================================================================================
   1      Name of Reporting Person

          SACC Partners, LP; Riley Investment Management LLC; B. Riley and Co.; Bryant R. Riley

          IRS Identification No. of Above Person
--------- ---------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a member of a Group                                          (a)  |_|

                                                                                                    (b)  |X|
--------- ---------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------
   4      Source of Funds                                                                                 OO

--------- ---------------------------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                                                        |_|

--------- ---------------------------------------------------------------------------------------------------
   6      Citizenship or Place of Organization                                                 United States

========================== ========== =======================================================================
                               7      Sole Voting Power                                              723,092
        NUMBER OF
         SHARES
      BENEFICIALLY
      OWNED BY EACH
        REPORTING
       PERSON WITH
                           ---------- -----------------------------------------------------------------------
                               8      Shared Voting Power

                           ---------- -----------------------------------------------------------------------
                               9      Sole Dispositive Power                                         723,092

                           ---------- -----------------------------------------------------------------------
                              10      Shared Dispositive Power

========================== ========== =======================================================================
    11      Aggregate Amount Beneficially Owned by Each Reporting Person                             723,092

----------- -------------------------------------------------------------------------------------------------
    12      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares                          |X|

----------- -------------------------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row 11                                           5.86%

----------- -------------------------------------------------------------------------------------------------
    14      Type of Reporting Person                                                      PN, IA, BD, OO, IN

=========== =================================================================================================

Item 4. Purpose of Transaction.

This item as previously filed is amended to include the following additional information:

On May 18, 2003, the Celeritek Shareholder Protective Committee (the "Committee") reached an agreement with Celeritek, Inc. (the "Company") resolving the disputes between the Committee and the Company with respect to the special meeting of the Company's shareholders scheduled for May 19, 2003 and the composition of the Company's board of directors (the "Board").

The Committee and the Company announced this settlement on May 19, 2003.



Item 7. Material to Be Filed as Exhibits.

This item as previously filed is amended to include the following additional exhibits:

Exhibit J.     Letter from Celeritek, Inc. to the Celeritek Shareholder
               Protective Committee dated May 18, 2003.

Exhibit K.     Press release dated May 19, 2003.

                                           Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            SACC PARTNERS LP

                                            By: Riley Investment Management LLC,
                                            its General Partner

                                            By: /s/ Bryant R. Riley
                                                --------------------------------
                                            Bryant R. Riley, President


                                            RILEY INVESTMENT MANAGEMENT LLC

                                            By: /s/ Bryant R. Riley
                                                --------------------------------
                                            Bryant R. Riley, President



                                            B. RILEY AND CO. INC.

                                            By: /s/ Bryant R. Riley
                                                --------------------------------
                                            Bryant R. Riley, President



                                            B. RILEY AND CO. HOLDINGS, LLC

                                            By: /s/ Bryant R. Riley
                                                --------------------------------
                                            Bryant R. Riley, President



                                 Bryant R. Riley

  DATED:  May 19, 2003

                                  EXHIBIT INDEX

Exhibit J.     Letter from Celeritek, Inc. to the Celeritek Shareholder
               Protective Committee dated May 18, 2003.

Exhibit K.     Press release dated May 19, 2003.

                                          Exhibit J

                                 Celeritek, Inc.
                              3236 Scott Boulevard
                              Santa Clara, CA 95054


                                  May 18, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co., Inc.
11150 Santa Monica Blvd., Suite 750
Los Angeles, CA 90025

        Re:    Terms of Settlement

Gentlemen:

        As you know, the Celeritek Shareholder Protective Committee (the "Committee") has requested that Celeritek, Inc. (the "Company") call a special meeting of its shareholders (the "Special Meeting") to consider and vote on a proposal to remove all of the current members of the Company's board of directors (the "Board") and a proposal to elect six new directors nominated by the Committee (the "Proposals"). The Company and the Committee have determined that it is in the best interest of the Company's shareholders to resolve their dispute with respect to the Special Meeting and the composition of the Board on the general terms set forth herein.

        1. Special Meeting. Upon the execution and delivery of the definitive agreement contemplated by Section 14 hereof (the "Definitive Agreement"), the Committee shall immediately withdraw the Proposals and its request that the Company call and hold the Special Meeting. The Company shall cancel the Special Meeting promptly thereafter.

        2. Standstill. Commencing with the execution of this letter agreement by each of the parties hereto, the Committee, the Company and each of their respective directors, officers, employees, affiliates, representatives and other agents shall immediately discontinue any solicitation of proxies in connection with the Special Meeting.

        3. Board Composition. The Board shall, effective as of the execution and delivery of the Definitive Agreement, increase the size of the Board to be comprised of seven (7) directors. Immediately thereafter, and effective as of the execution and delivery of the Definitive Agreement, (i) William D. Rasdal, Thomas Hubbs and Donald Cox shall resign from the Board, and (ii) the Board shall appoint Bryant Riley, Lloyd I. Miller and Michael Targoff (collectively, the "Committee Directors") and J. Michael Gullard as directors of the Company (together with Tamer Husseini, Charles Waite and Robert Gallagher, the "Continuing Directors"). The Company shall take all action to re-nominate and recommend the re-election of the Continuing Directors to the Board at the 2003 annual meeting of the Company's shareholders. In the event that the members of the Committee and their respective affiliates hold of record or beneficially, in the aggregate: (i) less than 50% of the shares of Company common stock that they hold as of

Celeritek Shareholder Protective Committee
May 18, 2003
Page 2


the date hereof (as reflected in the Schedule 13Ds filed with the SEC prior to the date hereof), one Committee Director (as chosen by Committee Directors) shall resign; (ii) less than 25% of the shares of Company common stock that they hold as of the date hereof (as reflected in the Schedule 13Ds filed with the SEC prior to the date hereof), the second Committee Director (as chosen by Committee Directors) shall resign; and (iii) less than 10% of the shares of Company common stock that they hold as of the date hereof (as reflected in the Schedule 13Ds filed with the SEC prior to the date hereof), the remaining Committee Director shall resign.

        4.      Board Committees.

               (a) The Board shall appoint at least one (1) Committee Director to serve on each committee of the Board, which, in the case of the audit committee, shall include Bryant Riley, provided that he is qualified to serve on such committee under applicable legal requirements.

               (b) The Board shall,  effective as of the  execution and delivery of the Definitive Agreement, create a "Strategy Committee" to explore strategic alternatives available to the Company (including, without limitation, repurchasing shares of Company common stock through an open market repurchase program, a self tender or otherwise) and to make recommendations to the Board in respect thereof, it being understood and hereby agreed that the Strategy Committee shall not have any delegated authority to take any action for or on behalf of the Company or the Board without specific authorization from the Board. The Strategy Committee shall be composed of all directors of the Company other than any director(s) employed by the Company.

        5.     Standstill and Related Provisions.

               (a) Until the 2004 annual meeting of the Company's shareholders is adjourned (the "Standstill Period"), neither the Committee nor any persons or entities affiliated with the Committee shall (i) acquire any shares of voting stock of the Company; provided, however, that the foregoing restriction shall not restrict or otherwise limit the right of (A) any Committee Director to acquire shares of Company common stock (or options to acquire shares of Company common stock) pursuant to the compensation arrangements provided to Continuing Directors in their capacity as directors of the Company, and (B) Michael Targoff to acquire shares of Company common stock at any time when it is appropriate for directors of the Company to make such purchases, provided that he is a director of the Company at the time of any such purchase, (ii) join a group of persons who are unaffiliated with the Committee in any manner that would be required to be disclosed under Section 13(d) of the Securities Exchange Act of 1934, (iii) submit any shareholder proposals, call a meeting of shareholders or otherwise solicit proxies in favor of proposals that are not approved by the Board, (iv) other than through communications with members of the Company Board, seek to become involved in the business, management or operations of the Company, (v) engage in, offer, solicit or otherwise facilitate any proposal to acquire the
Company,  whether  by  merger,   consolidation  or  other  business

Celeritek Shareholder Protective Committee
May 18, 2003
Page 3


combination transaction, purchase of securities or assets, or otherwise, or (vi) assist or act in concert with any third party with respect to the actions set forth in the foregoing clauses (i) through (v); provided, however, that none of the foregoing restrictions shall be deemed to (A) restrict the authority or right of any of the Continuing Directors to take any action that they are required to take in order to fulfill their fiduciary duties to the Company and its shareholders, or (B) restrict the authority or activities of any of the Continuing Directors when acting in their capacity as a director of the Company or as an officer of the Company, if and when elected as an officer (except that they shall vote for the nomination of the Continuing Directors in accordance with the terms of this letter agreement), or (C) require any Continuing Director to vote, or refrain from voting, on any matter as they deem appropriate and in the best interests of the Company and its shareholders. During the Standstill Period, the restrictions set forth in the foregoing clauses (ii), (iii), (v) and
(vi) shall, subject to the foregoing proviso, apply to all Continuing Directors, each of whom shall execute the Definitive Agreement to evidence their agreement thereto.

               (b) During the Standstill Period, neither the Committee nor any persons or entities affiliated with the Committee shall transfer, sell or otherwise dispose of any of their shares of Company common stock, including, without limitation, pursuant to a tender or exchange offer in respect of shares of Company common stock, unless the party proposing to transfer, sell or otherwise dispose of such shares shall first offer such shares for sale to the Company under the terms of a customary right of first refusal; provided, however, that notwithstanding the foregoing, either the Committee or any persons or entities affiliated with the Committee shall be entitled, without limitation of any kind, to (i) sell any shares of Company common stock in open market transactions, and (ii) tender any shares of Company common stock into a tender or exchange offer in respect of shares of Company common stock that includes an offer price that reflects at least a 20% premium to the average closing price of Company common stock during the 20-consecutive trading days ending on the trading day immediately prior to public announcement of such tender or exchange offer.

                (c) During the Standstill Period, the Committee and all persons or entities affiliated with the Committee shall vote or deliver a proxy to the Company in respect of all of their shares of Company common stock (i) in favor of the slate of director nominees proposed by the Board, provided such slate of director nominees includes the Committee Directors then in office, and (ii) against any slate of director nominees proposed by any person other than the Board, provided that the slate of directors nominees supported by the Board includes the Committee Directors then in office. During the Standstill Period, neither the Committee nor any persons or entities affiliated with the Committee shall vote or deliver a proxy to any person other than the Company in respect of any of their shares of Company common stock in favor of any slate of director nominees that is not supported by the Board, provided that the slate of directors nominees supported by the Board includes the Committee Directors then in office.

        6.  Confidentiality.   Subject  to  their  fiduciary  duties  and  other
obligations   under   applicable  law,  the  Continuing   Directors  shall  keep
confidential all information that becomes

Celeritek Shareholder Protective Committee
May 18, 2003
Page 4


available to them in their capacity as directors of the Company or is otherwise discussed by the Board, and shall not use such information to contest any action or determination of the Board. Each of the Continuing Directors shall execute an agreement affirming the foregoing obligation.

        7. Public Disclosure. The parties shall agree upon a joint press release announcing the terms of this letter agreement. In addition, during the Standstill Period, no party to this letter agreement shall issue any press release or make any other public statement or announcement to any third party or file any document with any governmental authority regarding (i) the Special Meeting, the solicitation of proxies in connection therewith, this letter agreement or the Definitive Agreement, or (ii) other than in the ordinary course of business, the Company, the Board or Company management, in the case of the foregoing clauses (i) and (ii), without the prior approval of the other party or parties hereto, which consent shall not be unreasonably withheld or delayed. The parties hereto acknowledge and hereby agree that certain members of the Committee will file with the Securities and Exchange Commission an amendment to their previously filed Schedule 13Ds which discloses the settlement arrangements contemplated hereby and includes, as exhibits thereto, this letter agreement and the joint press release contemplated by this Section 7.

        8. Non-Disparagement. During the Standstill Period, neither the Committee nor any persons or entities affiliated with the Committee shall publicly disparage, criticize or make any negative statements regarding the Company, the Board, management or the Company's policies. During the Standstill Period, the Company shall not publicly disparage, criticize or make any negative statements regarding the Committee or any persons or entities affiliated with the Committee.

        9. Chairman and CEO. Tamer Husseini shall remain Chairman and CEO of the Company.

        10. Shareholder Rights Agreement. The Board shall take appropriate action to terminate the shareholder rights agreement as promptly as practicable and in no event later than June 15, 2003. During the Standstill Period, the Board shall not adopt or otherwise implement a new or replacement shareholder rights plan without the consent of a majority of the Committee Directors then in office, which consent shall not be unreasonably withheld or delayed.

        11. Bylaws. During the Standstill Period, the Company will not amend its bylaws in any manner to impose any additional standards or conditions regarding the ability of directors to call, or otherwise make it more difficult to call, meetings of the Board.

        12. Reimbursement of Expenses. The Company shall reimburse the Committee for up to $275,000 of the expenses it incurred in connection with the Special Meeting and the solicitation of proxies in connection therewith.

Celeritek Shareholder Protective Committee
May 18, 2003
Page 5



        13. Change of Control Agreements. The parties hereby acknowledge that the change of control agreements between the Company and each of Tamer Husseini and Margaret Smith are valid and enforceable in accordance with their respective terms, and that the transactions and other arrangements contemplated pursuant to this letter agreement will constitute a "Change of Control" as such term is defined in each of such change of control agreements.

        14. Definitive Documentation. As promptly as practicable (and in any event by 9:59 a.m. (California time) on May 28, 2003), the parties shall prepare and enter into a definitive agreement reflecting the terms set forth herein (which shall provide for the specific performance of all obligations arising thereunder). The Committee and the Company hereby consent to the postponement of the Special Meeting until 10:00 a.m. (California time) on May 28, 2003 to permit the drafting and execution of such definitive agreement.

        15. Termination. This letter agreement shall automatically terminate and be of no further force or effect, without any action on the part of any party hereto, upon the earlier to occur of (i) the execution and delivery of the Definitive Agreement, and (ii) 9:59 a.m. (California time) on May 28, 2003.

        16. Counterparts. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be original and all of which shall constitute one and the same instrument.

                                      * * *

         If the foregoing meets the Committee's approval, please countersign below.


                                               Sincerely,

                                               CELERITEK, INC.

                                               /s/ Tamer Husseini
                                               Tamer Husseini
                                               Chief Executive Officer

Celeritek Shareholder Protective Committee
May 18, 2003
Page 6


AGREED AND ACCEPTED
(It being understood and hereby agreed that each of the following signatories is executing this letter agreement in its or his capacity as a member of the Celeritek Shareholder Protective
Committee, and in its or his independent or individual capacity, as the case may be.)

SACC Partners LP

By:  Riley Investment Management LLC,
its General Partner

By:     /s/ Bryant R. Riley
        ----------------------------
        Bryant R. Riley, President

Riley Investment Management LLC

By:     /s/ Bryant R. Riley
        ----------------------------
        Bryant R. Riley, President

B. Riley and Co. Inc.

By:     /s/ Bryant R. Riley
        ----------------------------
        Bryant R. Riley, President

B. Riley and Co. Holdings, LLC

By:     /s/ Bryant R. Riley
        ----------------------------
        Bryant R. Riley, President

/s/ Bryant R. Riley
----------------------------
Bryant R. Riley, an individual


Bricoleur Capital Management LLC

By:     /s/ Robert Poole
        ----------------------------
        Robert Poole, Management
        Committee Member

Celeritek Shareholder Protective Committee
May 18, 2003
Page 7


/s/ Lloyd I. Miller
----------------------------
Lloyd I. Miller, III, an individual

/s/ Kevin Douglas
----------------------------
Kevin Douglas, an individual

/s/ James E. Douglas, III
----------------------------
James E. Douglas, III, an individual

Douglas Family Trust

By:     /s/ James E. Douglas, Jr.
        ----------------------------
        James E. Douglas, Jr., Trustee

By:     /s/ Jean A. Douglas
        ----------------------------
        Jean A. Douglas, Trustee

James Douglas and Jean Douglas
Irrevocable Descendants' Trust

By:     /s/ Kevin Douglas
        ----------------------------
        Kevin Douglas, Trustee

By:     /s/ Michelle Douglas
        ----------------------------
        Michelle Douglas, Trustee

                                          Exhibit K

CONFIDENTIAL DRAFT                                                      05/18/03
                                                                      6:00 pm PT
NOT For Immediate Release

For Further Information:
Peggy Smith                           Bryant Riley
Celeritek                             Celeritek Shareholder Protective Committee
(408) 986-5060                        B. Riley & Co.
                                      (310) 966-1444
Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

                   CELERITEK REACHES SETTLEMENT AGREEMENT WITH
                        SHAREHOLDER PROTECTIVE COMMITTEE


SANTA CLARA, Calif., May 19, 2003 - Celeritek, Inc. (Nasdaq: CLTK), a manufacturer of GaAs semiconductor components for the wireless communications market and GaAs-based subsystems for the defense market, and the Celeritek Shareholder Protective Committee (CSPC) announced today that they have agreed to settle their pending proxy contest.

Under the terms of the settlement, Celeritek will expand its board from six directors to seven. The new board will be composed of:

    o three of Celeritek's current directors: Tamer Husseini, Charles Waite and Robert Gallagher;

    o three directors nominated by the CSPC: Bryant Riley, Lloyd I. Miller and Michael Targoff; and

    o J. Michael Gullard, who is not affiliated with either the company or the CSPC. Mr. Gullard is general partner of Cornerstone Management, a venture capital and consulting firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also chairman of the board of both Merant plc (Nasdaq: MRNT) and Netsolve, Inc. (Nasdaq: NTSL), and a director of JDA Software Group, Inc. (Nasdaq: JDAS). Mr. Gullard's 27 years in the technology industry include a number of executive and management posts at Telecommunications Technology Inc. and the Intel Corporation. He holds a master of business administration and a bachelor of arts degree from Stanford University.

The terms of the settlement also contemplate that at least one of the directors nominated by the CSPC will be appointed to each committee of the company's board, and that Mr. Riley will serve on the audit committee.

The Celeritek board also has agreed to create a strategy committee to explore strategic alternatives available to the company, including repurchasing company shares through an open market repurchase program, a self tender or otherwise, and to make recommendations to the board regarding the company's strategic alternatives. The strategy committee will be comprised of the company's non-management directors.

Celeritek also will terminate the company's shareholder rights plan and, subject to certain exceptions, the company will not implement a new rights plan at any time prior to its 2004 annual meeting of shareholders.

CONFIDENTIAL DRAFT                                                      05/18/03
                                                                      6:00 pm PT


Tamer Husseini, Celeritek's chairman and chief executive officer, said, "We are pleased to be able to resolve this matter and remove the uncertainty created by the proxy contest. Our objective is to do what is right for our shareholders and we believe that our agreement with the CSPC does just that.

"With the advice and assistance of our new directors, we will continue to focus on delivering value to all of the company's shareholders. We will continue to take the steps that we believe are in our shareholders' best interest and look forward to reporting on our continued progress along the way," continued Mr. Husseini.

Bryant Riley, chairman and chief executive officer of B. Riley & Co. and a member of the CSPC, said, "We look forward to joining the board in its efforts to pursue all options to increase shareholder value."

Celeritek and the CSPC have agreed to postpone the special meeting until May 28, 2003 so that the parties can draft and execute a definitive agreement memorializing the terms of the settlement. Upon the execution of the definitive agreement, the special meeting will be cancelled. In addition, the CSPC and its members and related parties have agreed to various customary standstill provisions, which will be in effect until the adjournment of Celeritek's 2004 annual meeting of shareholders.

About Celeritek

Celeritek designs and manufactures GaAs semiconductor components and GaAs- based subsystems used in the transmission of voice, video and data traffic over wireless communications networks. Its GaAs semiconductor components and subsystems are designed to facilitate broadband voice and data transmission in mobile handsets and wireless communications infrastructures. Its GaAs semiconductor components primarily consist of transmit solutions, including power amplifiers for cellular and PCS handsets. These products are focused on the high growth CDMA and emerging WCDMA wireless market. Celeritek provides its GaAs-based subsystems to leading companies in the defense industry.

Forward-Looking Statements

This release contains forward-looking statements, including statements regarding Celeritek's efforts to explore strategic alternatives and means by which the company can enhance shareholder value. These forward-looking statements represent Celeritek's expectations or beliefs concerning future events. Celeritek undertakes no duty to update these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of known and unknown risk factors and uncertainties. Please see the company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for a description of the risks facing the company's business.